



Arepa Zone, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.50%

Target Raise Amount: $500,000

Offering End Date: October 4, 2022

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $100,000

Company Details:

Name: Arepa Zone, LLC

Founded: October 21, 2013

Address: 3160 Spring Street, Unit B
Fairfax, VA 22031

Industry: Limited-Service Restaurants

Employees: 52

Website: https://arepazone.com/

Use of Funds Allocation:

If the maximum raise is met:

$400,000 (80.00%) – of the proceeds will go towards construction
$100,000(20.00%) – of the proceeds will go towards equipment

Social:

Instagram: 30,500 Followers





Business Metrics:

	FY20	FY21	YTD 3/31/2022
Total Assets	$1,395,320	$2,019,145	$3,269,611
Cash & Cash Equivalents	$287,386		$1,253,636
Accounts Receivable	$5,124		$21,232
Short-term Debt	$343,541	$465,055	$259,048
Long-term Debt	$1,065,626	$865,688	$2,329,212
Revenue	$1,939,293	$2,577,433	$770,063
Cost of Goods Sold	$714,319	$1,118,355	$309,263
Taxes	$0	$0	$0
Net Income	-$159,258	$862,146	$31,340

Recognition:

Arepa Zone, LLC started as the first and only food truck to serve Venezuelan arepas in the region, winning Best Food Truck and Best New Food Truck their first year. Founders Ali and Gabriela later won a business plan competition which gave them the opportunity to open up a stall inside of DC's iconic Union Market in 2015 as well as the construction of a state-of-the-art commercial kitchen that same year. In December 2017, Arepa Zone's flagship location opened on 14th Street. In July 2018, Arepa Zone was invited to open up a concession stand inside of DC United's Audi Field by world renowned Chef Jose Andres. Since then, Arepa Zone has opened a location inside Nationals Park, becoming the first Venezuelan arepa concession inside an MLB stadium. The latest addition to Arepa Zone was in January of 2022, inside Western Market, a food hall in the heart of George Washington University.

About:

Arepa Zone, LLC is the DC area's home for authentic Venezuelan food. Partners Ali Arellano and Gabriela Febres opened up the doors to their bright yellow food truck in April of 2014, becoming the first and only food truck to serve Venezuelan arepas in the region, winning Best Food Truck and Best New Food Truck later that year.

For more information, contact our Customer Support Team at support@thesmbx.com

